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                                                               EXHIBIT (a)(1)(G)



                 CONFIRMATION OF RECEIPT OF ELECTION TO EXCHANGE



This email confirms our receipt of your Election to Exchange.

Under the Election to Exchange, you have elected to exchange options in accordance with the terms and conditions of the Offer to Exchange previously delivered to you.

Your election to exchange options may only be withdrawn by delivering to the address set forth in Section 3 of the Offer to Exchange a written notice of withdrawal, or a facsimile thereof, containing the information required by
Section 4 of the Offer to Exchange at any time prior to 5:00 p.m., Houston time, on October 9, 2002.